CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	December 29,	September 29,
	2013	2013

Current assets:
Cash and cash equivalents	$79,122	$97,368
Trade accounts receivable	226,433	255,018
Income taxes receivable	2,548	700
Inventories (note 4)	688,323	595,794
Prepaid expenses and deposits	11,639	14,959
Assets held for sale	5,839	5,839
Other current assets	13,825	11,034
Total current assets	1,027,729	980,712

Non-current assets:
Property, plant and equipment	695,357	655,869
Intangible assets	243,536	247,537
Goodwill	150,099	150,099
Deferred income taxes	411	1,443
Other non-current assets	7,016	7,991
Total non-current assets	1,096,419	1,062,939

Total assets	$2,124,148	$2,043,651

Current liabilities:
Accounts payable and accrued liabilities	$273,951	$289,414
Dividends payable	13,164	-
Total current liabilities	287,115	289,414

Non-current liabilities:
Long-term debt (note 5)	64,000	-
Employee benefit obligations	13,881	18,486
Provisions	16,252	16,325
Total non-current liabilities	94,133	34,811

Total liabilities	381,248	324,225

Equity:
Share capital	99,352	107,867
Contributed surplus	33,810	28,869
Retained earnings	1,611,871	1,583,346
Accumulated other comprehensive income	(2,133)	(656)
Total equity attributable to shareholders of the Company	1,742,900	1,719,426

Total liabilities and equity	$2,124,148	$2,043,651

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – Q1 2014 P.25

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended
	December 29,	December 30,
	2013	2012

Net sales	$451,415	$420,776
Cost of sales	332,216	308,153

Gross profit	119,199	112,623

Selling, general and administrative expenses	72,812	69,428
Restructuring and acquisition-related costs (note 6)	2,036	5,342

Operating income	44,351	37,853

Financial expenses, net (note 7(b))	468	2,271
Equity earnings in investment in joint venture	-	(46)

Earnings before income taxes	43,883	35,628

Income tax expense	2,194	340

Net earnings	41,689	35,288

Other comprehensive (loss) income, net of related
income taxes (note 9):
Cash flow hedges	(1,477)	747

Comprehensive income	$40,212	$36,035

Earnings per share:
Basic (note 10)	$0.34	$0.29
Diluted (note 10)	$0.34	$0.29

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – Q1 2014 P.26

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Three months ended December 29, 2013 and December 30, 2012
(in thousands or thousands of U.S. dollars) - unaudited

				Accumulated
				other
	Share capital		Contributed	comprehensive	Retained	Total
	Number	Amount	surplus	income (loss)	earnings	equity

Balance, September 29, 2013	121,626	$107,867	$28,869	$(656)	$1,583,346	$1,719,426

Share-based compensation	-	-	1,781	-	-	1,781
Shares issued under employee share
purchase plan	5	227	-	-	-	227
Shares issued pursuant to exercise of
stock options	17	698	(182)	-	-	516
Shares issued or distributed pursuant to
vesting of restricted share units	171	5,041	(5,041)	-	-	-
Share repurchases for future settlement
of non-Treasury RSUs	(300)	(14,481)	8,383	-	-	(6,098)
Dividends declared	-	-	-	-	(13,164)	(13,164)
Transactions with shareholders of the
Company recognized directly in equity	(107)	(8,515)	4,941	-	(13,164)	(16,738)

Cash flow hedges	-	-	-	(1,477)	-	(1,477)
Net earnings	-	-	-	-	41,689	41,689
Comprehensive income	-	-	-	(1,477)	41,689	40,212

Balance, December 29, 2013	121,519	$99,352	$33,810	$(2,133)	$1,611,871	$1,742,900

Balance, September 30, 2012	121,386	$101,113	$25,579	$(7,075)	$1,306,724	$1,426,341

Share-based compensation	-	-	1,722	-	-	1,722
Shares issued under employee share
purchase plan	6	194	-	-	-	194
Shares issued pursuant to exercise of
stock options	24	821	(209)	-	-	612
Shares issued or distributed pursuant to
vesting of restricted share units	218	6,334	(6,334)	-	-	-
Share repurchases for future settlement
of non-Treasury RSUs	(278)	(9,626)	5,114	-	-	(4,512)
Dividends declared	-	-	-	-	(10,849)	(10,849)
Transactions with shareholders of the
Company recognized directly in equity	(30)	(2,277)	293	-	(10,849)	(12,833)

Cash flow hedges	-	-	-	747	-	747
Net earnings	-	-	-	-	35,288	35,288
Comprehensive income	-	-	-	747	35,288	36,035

Balance, December 30, 2012	121,356	$98,836	$25,872	$(6,328)	$1,331,163	$1,449,543

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – Q1 2014 P.27

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended
	December 29,	December 30,
	2013	2012

Cash flows from (used in) operating activities:
Net earnings	$41,689	$35,288
Adjustments to reconcile net earnings to cash flows (used in) from
operating activities (note 11(a))	20,835	25,982
	62,524	61,270
Changes in non-cash working capital balances:
Trade accounts receivable	28,337	56,968
Income taxes	(1,846)	881
Inventories	(90,470)	(60,989)
Prepaid expenses and deposits	3,320	2,490
Other current assets	(3,349)	(3,594)
Accounts payable and accrued liabilities	(9,795)	(11,596)
Cash flows (used in) from operating activities	(11,279)	45,430

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(57,981)	(22,916)
Purchase of intangible assets	(142)	(2,393)
Business acquisition achieved in stages, net of cash acquired	-	(2,467)
Proceeds on disposal of assets held for sale and property,
plant and equipment	882	1,215
Cash flows used in investing activities	(57,241)	(26,561)

Cash flows from (used in) financing activities:
Increase (decrease) in amounts drawn under revolving long-term
bank credit facility	64,000	(4,000)
Proceeds from the issuance of shares	721	787
Share repurchases for future settlement of non-Treasury RSUs	(14,481)	(4,235)
Cash flows from (used in) financing activities	50,240	(7,448)

Effect of exchange rate changes on cash and cash equivalents
denominated in foreign currencies	34	150
Net (decrease) increase in cash and cash equivalents during
the period	(18,246)	11,571
Cash and cash equivalents, beginning of period	97,368	70,410
Cash and cash equivalents, end of period	$79,122	$81,981

Cash paid during the period (included in cash flows from (used in) operating activities):
Interest	$84	$1,103
Income taxes	2,997	1,133

Supplemental disclosure of cash flow information (note 11)

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – Q1 2014 P.28

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the period ended December 29, 2013
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks and underwear. The Company’s fiscal year ends on the first Sunday following September 28 of each year.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These condensed interim consolidated financial statements are for the Company’s first quarter of fiscal 2014 as at and for the three months ended December 29, 2013 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:

(a)	Statement of compliance:
These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The Company applied the same accounting policies in the preparation of these condensed interim consolidated financial statements as those disclosed in note 3 of its most recent annual consolidated financial statements, except as noted below. These condensed interim consolidated financial statements should be read in conjunction with the Company’s 2013 audited annual consolidated financial statements.

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on February 5, 2014.

(b)	Seasonality of the business:
The Company’s revenues and net earnings are subject to seasonal variations. Historically, consolidated net sales have been lowest in the first quarter and highest in the second half of the fiscal year, reflecting the seasonality of our operating segments’ net sales. For our Printwear segment, net sales have historically been higher during the third quarter of the fiscal year. For our Branded Apparel segment, net sales have historically been higher during the fourth quarter of the fiscal year.

(c)	Initial application of new or amended accounting standards in the reporting period:
On September 30, 2013, the Company adopted the following new or amended accounting standards.
(i)
IFRS 10, Consolidated Financial Statements replaces SIC-12, Consolidation - Special Purpose Entities and parts of IAS 27, Consolidated and Separate Financial Statements. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. The standard provides additional guidance to assist in the determination of control where it is difficult to assess. The adoption of IFRS 10 did not have an impact on the Company’s consolidated financial statements.

(ii)
IFRS 11, Joint Arrangements supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities - Non-monetary Contributions by Venturers. IFRS 11 focuses on the rights and obligations of a joint arrangement, rather than its legal form as was the case under IAS 31. The adoption of IFRS 11 did not have an impact on the Company’s consolidated financial statements.

(iii)
IFRS 12, Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, and unconsolidated structured entities. As required, the enhanced disclosures will be included in our annual consolidated financial statements for the year ended October 5, 2014.

QUARTERLY REPORT – Q1 2014 P.29

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. BASIS OF PREPARATION (continued):

(c)	Initial application of new or amended accounting standards in the reporting period (continued):
(iv)
IFRS 13, Fair Value Measurement improves consistency and reduces complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The adoption of IFRS 13 did not result in any measurement adjustments or changes to our fair value valuation techniques. We have included the related quarterly disclosures in note 8 to these condensed interim consolidated financial statements.

(v)
IAS 19, Employee Benefits requires, among other changes, entities to compute the financing cost component of defined benefit plans by applying the discount rate used to measure post-employment benefit obligations to the net post-employment benefit obligations (usually, the present value of defined benefit obligations less the fair value of plan assets). Furthermore, the amendments to IAS 19 enhance the disclosure requirements for defined benefit plans, providing additional information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans. The adoption of IAS 19 did not have a significant impact on recognition or measurement, but will result in additional disclosures in our annual consolidated financial statements for the year ended October 5, 2014.

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

Financial instruments
In October 2010, the IASB released IFRS 9, Financial Instruments, which is the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement. This first part covers classification and measurement of financial assets and financial liabilities. In November 2013, the IASB released IFRS 9, Financial Instruments (2013), which introduces a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting. Impairment of financial assets will be addressed in the third part of the project.

IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. However, requirements for measuring a financial liability at fair value have changed, as the portion of the changes in fair value related to the entity’s own credit risk must be presented in other comprehensive income rather than in net earnings. The new hedging model represents a significant change in hedge accounting requirements for non-financial risks. It increases the scope of hedged items eligible for hedge accounting and removes the requirements for quantitative thresholds when calculating hedge effectiveness, allowing flexibility in how an economic relationship is demonstrated. This new standard will increase required disclosures about an entity’s risk management strategy, cash flows from hedging activities and the impact of hedge accounting on the consolidated financial statements. In November 2013, the IASB tentatively decided to defer the mandatory effective date of IFRS 9 and to leave such date open pending the finalization of the impairment project. IFRS 9 is not mandatorily effective for the fiscal year ended October 5, 2014, and, accordingly, has not been applied in preparing these condensed interim consolidated financial statements. The Company does not expect to be materially affected by the application of this standard.

4. INVENTORIES:

	December 29,	September 29,
	2013	2013

Raw materials and spare parts inventories	$81,921	$69,508
Work in progress	46,804	36,507
Finished goods	559,598	489,779
	$688,323	$595,794

QUARTERLY REPORT – Q1 2014 P.30

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5. LONG-TERM DEBT:

The Company has a committed unsecured revolving long-term bank credit facility of $800 million. The facility provides for an annual extension which is subject to the approval of the lenders, and amounts drawn under the facility bear interest at a variable banker’s acceptance or U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%, such range being a function of the total debt to EBITDA ratio (as defined in the credit facility agreement). In December 2013, the Company amended its revolving long-term bank credit facility to extend the maturity date from January 2018 to January 2019. As at December 29, 2013, $64.0 million (September 29, 2013 - nil) was drawn under the facility, and the effective interest rate for the three months ended December 29, 2013 was 1.8%. In addition, an amount of $13.7 million (September 29, 2013 - $7.4 million) has been committed against this facility to cover various letters of credit. The revolving long-term bank credit facility requires the Company to comply with certain covenants including maintenance of financial ratios. The Company was in compliance with all covenants as at December 29, 2013.

6. RESTRUCTURING AND ACQUISITION-RELATED COSTS:

	Three months ended
	December 29,	December 30,
	2013	2012

Charges related to assets held for sale and property, plant
and equipment	$(246)	$1,166
Employee termination and benefit costs	105	152
Loss on settlement on wind-up of defined benefit pension plan	1,898	-
Exit, relocation and other costs	279	2,390
Remeasurement of contingent consideration in connection
with a business acquisition	-	125
Loss on business acquisition achieved in stages	-	1,321
Acquisition-related transaction costs	-	188
	$2,036	$5,342

Restructuring and acquisition-related costs for the three months ended December 29, 2013, relate primarily to a loss incurred on the final settlement on the wind-up of the Gold Toe defined benefit pension plan.

For the three months ended December 30, 2012, exit, relocation and other costs relate primarily to costs incurred in connection with the acquisition and integration of Anvil Holdings, Inc. (“Anvil”), including a charge of $1.6 million related to lease exit costs. Charges related to assets held for sale and property, plant and equipment of $1.2 million during the three months ended December 30, 2012 included write-downs on the Company’s former U.S. sock knitting and finishing facilities in Fort Payne, Alabama which were closed in prior years in connection with the consolidation of its sock manufacturing operations in Honduras. The Company also incurred a loss on business acquisition achieved in stages during the first quarter of fiscal 2013 of $1.3 million in connection with the acquisition of the remaining 50% interest of CanAm Yarns, LLC.

QUARTERLY REPORT – Q1 2014 P.31

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. OTHER INFORMATION:

(a)	Depreciation and amortization:
	Three months ended
	December 29,	December 30,
	2013	2012

Depreciation of property, plant and equipment	$19,466	$20,358
Adjustment for the variation of depreciation of property, plant and equipment included in inventories at the beginning and end of
the period	(2,059)	(5,905)
Depreciation of property, plant and equipment included in net earnings	17,407	14,453
Amortization of intangible assets, excluding software	3,688	3,901
Amortization of software	455	398
Depreciation and amortization included in net earnings	$21,550	$18,752

Property, plant and equipment includes $140.3 million (September 29, 2013 - $114.0 million) of assets not yet utilized in operations. Depreciation on these assets commences when the assets are available for use.

(b)	Financial expenses, net:
	Three months ended
	December 29,	December 30,
	2013	2012

Interest expense on financial liabilities recorded at amortized cost	$101	$1,021
Bank and other financial charges	710	956
Interest accretion on discounted provision	80	77
Foreign exchange (gain) loss	(423)	217
	$468	$2,271

QUARTERLY REPORT – Q1 2014 P.32

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. FAIR VALUE MEASUREMENT:

Financial instruments – carrying amounts and fair values:
The carrying amounts and fair values of financial assets and liabilities included in the condensed interim consolidated statements of financial position are as follows:

	December 29,	September 29,
	2013	2013

Financial assets
Loans and receivables:
Cash and cash equivalents	$79,122	$97,368
Trade accounts receivable	226,433	255,018
Other current assets	13,275	9,931
Long-term non-trade receivables included in other
non-current assets	2,813	3,400
Derivative financial instruments designated as effective
hedging instruments included in other current assets	550	1,103

Financial liabilities
Other financial liabilities:
Accounts payable and accrued liabilities	270,984	287,382
Dividends payable	13,164	-
Long-term debt - bearing interest at variable rates	64,000	-
Derivative financial instruments designated as effective
hedging instruments included in accounts payable
and accrued liabilities	2,967	2,032

Financial instruments whose carrying value approximates fair value
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt
The fair values of the long-term non-trade receivables included in other non-current assets, and the Company’s interest-bearing financial liabilities also approximate their respective carrying amounts because the interest rates applied to measure their carrying amount approximate current market interest rates.

Derivatives
The derivatives consist of foreign exchange forward contracts where the fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the foreign exchange rate set out in the contract and the contract’s value at maturity based on the foreign exchange rate that the counterparty would use if it were to renegotiate the same contract at the measurement date under the same conditions.

The fair values of loans and receivables, other financial liabilities and derivative financial instruments were measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of financial assets and financial liabilities, including derivative financial instruments, the Company takes into account its own credit risk and the credit risk of the counterparties.

QUARTERLY REPORT – Q1 2014 P.33

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. OTHER COMPREHENSIVE INCOME:

	Three months ended
	December 29,	December 30,
	2013	2012

Net (loss) gain on derivatives designated as cash flow hedges	$(1,658)	$45
Income taxes	17	-

Amounts reclassified from other comprehensive income to
property, plant and equipment	(426)	-

Amounts reclassified from other comprehensive income to
net earnings, and included in:
Net sales	336	272
Selling, general and administrative expenses	(12)	(7)
Financial expenses, net	272	439
Income taxes	(6)	(2)
Other comprehensive (loss) income	$(1,477)	$747

As at December 29, 2013, accumulated other comprehensive income includes approximately $2.1 million of net losses on derivatives designated as cash flow hedges, which are expected to be reclassified to net earnings and property, plant and equipment within the next twelve months.

10. EARNINGS PER SHARE:

Reconciliation between basic and diluted earnings per share is as follows:

	Three months ended
	December 29,	December 30,
	2013	2012

Net earnings - basic and diluted	$41,689	$35,288

Basic earnings per share:
Basic weighted average number of common shares outstanding	121,672	121,455
Basic earnings per share	$0.34	$0.29

Diluted earnings per share:
Basic weighted average number of common shares outstanding	121,672	121,455
Plus dilutive impact of stock options, Treasury RSUs and
common shares held in trust	1,374	1,036
Diluted weighted average number of common shares outstanding	123,046	122,491
Diluted earnings per share	$0.34	$0.29

Excluded from the above calculation for the three months ended December 29, 2013 are 173,226 stock options (2013 – 449,642) which were deemed to be anti-dilutive.

QUARTERLY REPORT – Q1 2014 P.34

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a)	Adjustments to reconcile net earnings to cash flows from operating activities:
	Three months ended
	December 29,	December 30,
	2013	2012

Depreciation and amortization (note 7(a))	$21,550	$18,752
Loss on business acquisition achieved in stages	-	1,321
Restructuring charges related to assets held for sale and property,
plant and equipment (note 6)	(246)	1,166
Loss on remeasurement of contingent consideration	-	125
Loss on disposal of property, plant and equipment	917	273
Share-based compensation	1,803	1,741
Deferred income taxes	1,090	(1,130)
Equity earnings in investment in joint venture	-	(46)
Unrealized net (gain) loss on foreign exchange and financial
derivatives	(616)	170
Other non-current assets	975	256
Employee benefit obligations	(4,565)	1,180
Provisions	(73)	2,174
	$20,835	$25,982

(b)	Variations in non-cash transactions:
	Three months ended
	December 29,	December 30,
	2013	2012

Share repurchases for future settlement of non-Treasury RSUs
included in accounts payables and accrued liabilities	$8,383	$5,391
Additions to property, plant and equipment included in accounts
payable and accrued liabilities	2,526	(405)
Dividends declared included in dividends payable	13,164	10,849
Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share
units and exercise of stock options	5,223	6,543

(c)	Cash and cash equivalents:
	December 29,	September 29,
	2013	2013

Bank balances	$78,247	$96,493
Term deposits	875	875
	$79,122	$97,368

QUARTERLY REPORT – Q1 2014 P.35

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. CONTINGENT LIABILITIES:

Claims and litigation
The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

13. SEGMENT INFORMATION:

The Company manages and reports its business as two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

Printwear: The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources, and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 30 countries across North America, Europe and the Asia-Pacific region.

Branded Apparel: The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, and distributes branded family apparel, which includes athletic, casual and dress socks, underwear and activewear products, primarily to U.S. retailers.

The chief operating decision-maker assesses segment performance based on segment operating income which is defined as operating income before corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software. The accounting policies of the segments are the same as those described in note 3 of the Company’s 2013 audited annual consolidated financial statements.

	Three months ended
	December 29,	December 30,
	2013	2012

Segmented net sales:
Printwear	$261,843	$243,740
Branded Apparel	189,572	177,036
Total net sales	$451,415	$420,776

Segment operating income:
Printwear	$48,256	$45,866
Branded Apparel	21,937	19,634
Total segment operating income	$70,193	$65,500

Reconciliation to consolidated earnings before income taxes:
Total segment operating income	$70,193	$65,500
Amortization of intangible assets, excluding software	(3,688)	(3,901)
Corporate expenses	(20,118)	(18,404)
Restructuring and acquisition-related costs	(2,036)	(5,342)
Financial expenses, net	(468)	(2,271)
Equity earnings in investment in joint venture	-	46
Earnings before income taxes	$43,883	$35,628

QUARTERLY REPORT – Q1 2014 P.36